Exhibit 99.2

May 25, 2020

The Board of Directors

Sky Solar Holdings, Ltd.

Unit 417, 4th Floor, Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

The People’s Republic of China

Ladies and Gentlemen:

Japan NK Investment K.K., IDG Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited and Kai Ding (together, the “Buyer Group”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of Sky Solar Holdings, Ltd. (the “Company”) not beneficially owned by the Buyer Group in a going-private transaction (the “Acquisition”).  Our proposed purchase price for each American depositary share of the Company (“ADS”, each representing twenty Shares) is US$6.00 in cash. The Buyer Group and their respective affiliates beneficially own approximately 72.0% of all the issued and outstanding Shares of the Company.

We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 81.3% to the closing trading price of the Company’s ADSs on May 22, 2020, the last trading day prior to the date hereof, and a premium of approximately 94.0% and 109.2% to the volume-weighted average closing price of the Company’s ADSs during the last seven and thirty trading days, respectively.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.                                      Buyer Group.  Members of the Buyer Group have entered into a consortium agreement, pursuant to which members of the Buyer Group have agreed to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition, in each case subject to the terms and conditions of the Consortium Agreement. The contemplated consortium agreement, subject to its terms and conditions, obligates the Buyer Group members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.                                      Purchase Price.  The consideration payable for each ADS will be $6.00 in cash, or $0.30 in cash per Share (in each case other than those ADSs or Shares beneficially owned by members of the Buyer Group or their affiliates that will be rolled over in connection with the Acquisition).

3.                                      Financing.  We intend to finance the Acquisition with a combination of debt and equity capital.  Equity financing will be provided from the Buyer Group members and any additional members we accept into the Buyer Group in the form of rollover equity in the Company. Debt financing is expected to be provided by third-party loans, and we are confident that we can timely secure adequate financing to consummate the Acquisition.

4.                                      Definitive Agreements.  We are prepared to promptly negotiate and finalize the definitive agreements, including a merger agreement (the “Definitive Agreements”), providing for the Acquisition and related transactions. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

5.                                      Process.  We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the board of directors of the Company (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it.  Given the identity of the Buyer Group and its relationships with certain Board members, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Acquisition.

6.                                      Confidentiality.  Members of the Buyer Group will, as required by law, promptly file a Schedule 13D with the U.S. Securities and Exchange Commission to disclose this proposal.  However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.                                      No Binding Commitment.  This proposal constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition.  A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion.  Should you have any questions regarding this proposal, please do not hesitate to contact us.

[Signature Page Follows]

Sincerely,

JAPAN NK INVESTMENT K.K.

/s/ Mitsutoshi Nishiyama
Name:	Mitsutoshi Nishiyama
Title:	Representative Director

[SIGNATURE PAGE TO BOARD PROPOSAL]

IDG ACCEL CHINA CAPITAL L.P.

/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

[SIGNATURE PAGE TO BOARD PROPOSAL]

IDG-ACCEL CHINA CAPITAL INVESTORS L.P.

/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorized Signatory

[SIGNATURE PAGE TO BOARD PROPOSAL]

JOLMO SOLAR CAPITAL LTD.

/s/ Duan Xiaoguang
Name:	Duan Xiaoguang
Title:	Authorized Person

[SIGNATURE PAGE TO BOARD PROPOSAL]

CES HOLDING LTD.

/s/ Duan Xiaoguang
Name:	Duan Xiaoguang
Title:	Director

[SIGNATURE PAGE TO BOARD PROPOSAL]

JING KANG

/s/ Jing Kang

[SIGNATURE PAGE TO BOARD PROPOSAL]

BIN SHI

/s/ Bin Shi

[SIGNATURE PAGE TO BOARD PROPOSAL]

SINO-CENTURY HX INVESTMENTS LIMITED

/s/ Hao Wu
Name:	Hao Wu
Title:	Authorized Person

[SIGNATURE PAGE TO BOARD PROPOSAL]

KAI DING

/s/ Kai Ding

[SIGNATURE PAGE TO BOARD PROPOSAL]